[redacted]

08030387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOX RUN ALPHA FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Fox Run Lane
(No. and Street)

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Klein (203) 629-1729
(Area Code- Telephone Number)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB* 3/13

OATH OR AFFIRMATION

I, Peter Klein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Run Alpha Fund, L.P., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

GRANT R DAVIDSON
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 12 day of January 2008

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Fox Run Alpha Fund, L.P.

(a limited partnership)

Statement of Financial Condition

December 31, 2007

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

CONTENTS
December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Partners of
Fox Run Alpha Fund, L.P.

We have audited the accompanying statement of financial condition of Fox Run Alpha Fund, L.P. (the "Partnership") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Run Alpha Fund, L.P. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Due from Clearing Broker	$15,054,875
Securities Owned, at market value	17,031,598
Other Assets	19,276
Total Assets	$32,105,749
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold short, at market value	$16,208,985
Capital contribution received in advance	500,000
Due to General Partner	400,000
Accrued expenses	60,108
Due to affiliate	13,978
Total liabilities	17,183,071
Partners' Capital	14,922,678
Total Liabilities and Partners' Capital	$32,105,749

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fox Run Alpha Fund, L.P. (the "Partnership") is a Delaware limited partnership registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), the American Stock Exchange, LLC and the Pacific Exchange, Inc. The Partnership was organized primarily to trade in securities.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned and securities sold short that are listed or traded on a United States securities exchange or listed on the Nasdaq national market are valued at their last reported sales price on the last business day of the year. Securities which are not listed are valued at the mean between the closing bid and ask prices.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by a single clearing broker. For financial reporting purposes, amounts owing to this broker are netted against amounts owing from this broker for all transactions, including securities trades, interest expense, interest income and dividends on long and short securities positions. At December 31, 2007, all of the securities owned and the amount due from broker reflected in the statement of financial condition are carried by the clearing broker. In addition, all of the securities sold short are owed to the same clearing broker. The cash and securities owned that are held by the clearing broker serve as collateral to ensure the Partnership's obligations with respect to the securities that it has sold short. Subject to the clearing agreement between the Partnership and the clearing broker, the clearing broker has the right to sell, loan or hypothecate the securities owned by the Partnership or to repurchase the securities that the Partnership has sold short. Under certain conditions, the cash held by the clearing broker or that which results from the clearing broker's loan or hypothecation of the Partnership's securities owned is required to be segregated by the clearing broker in compliance with Securities and Exchange Commission pronouncements. While the Partnership believes that the clearing broker complies with these pronouncements, it has no assurance that it does so.

The Partnership is subject to certain inherent risk arising from trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2007, services were provided to the Partnership by the General Partner, Fox Run Management, L.L.C. For these services, the Partnership pays a quarterly fee in advance of 1/4 of 1% of net assets (1% annually).

4. PROVISION FOR INCOME TAXES:

No provision is made in the accompanying financial statement for federal and state taxes since such liabilities are the responsibility of each Partner.

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2007, the Partnership had net capital of $10,827,059, which exceeded its requirement of $100,000 by $10,727,059.

6. RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Partnership will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2008. The Partnership is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

7. SUBSEQUENT EVENT:

Effective January 1, 2008, the Partnership had capital contributions of $1,195,799.

END